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VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Mark Wojciechowski, Jenifer Gallagher, Ken Schuler,

        Liz Packebusch and Laura Nicholson

Re: 5E Advanced Materials, Inc.

Amendment No. 1 to Draft Registration Statement on Form 10-12B

Submitted January 19, 2022

CIK No. 0001888654

Ladies and Gentlemen:

On behalf of our client, 5E Advanced Materials, Inc. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 4, 2022 relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form 10-12B (the “Amended Confidential Submission”). The Company is concurrently publicly filing with the Commission a Registration Statement on Form 10-12B (the “Registration Statement”) that includes further amendments to the Amended Confidential Submission in response to the Staff’s comments. For the Staff’s reference, we are providing to the Staff by courier delivery copies of this letter and a copy of the Registration Statement marked to show all changes from the Amended Confidential Submission.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amended Confidential Submission), all page references herein correspond to the pages of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form 10-12B submitted January 19, 2022

Mineral Resource Estimate, page 67

1.  We note that you have not disclosed all of the information requested in prior comments 1 and 10, although you have provided disclosures on page 67 of the Form 10 indicating that you have used a 5% cutoff grade, based on a 39 year-old project report prepared by Duval Corporation, and stating that “At this time, based on the assessment performed, the QP believes there are reasonable prospects for economic extraction of the mineral resource.”

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

We see that the Initial Assessment Report at Exhibit 96.1 has also been revised and includes a corresponding representation on page 19-1, and a few related statements such as “The QP concludes that there are reasonable prospects for economic extraction for the mineral resource estimated and presented in this Initial Assessment,” on pages 1-14 and 22-1, and “The QP believes the current cutoff grade is conservative,” on page 11-6.

Please clarify whether you and the QP are able to demonstrate that the resource estimates are currently economic, and if this is the case the Form 10 and the Initial Assessment Report should be further revised to specify the modifying factors upon which your determination about the economics has been made, including the current or updated commodity prices, operating costs, and estimated mining and metallurgical recoveries, as previously requested.

However, if you are unable to show that your estimates are based on current economic factors, you would need to remove the resource estimates from both the filing and Initial Assessment Report. See Items 1302(d)(2) and Item 601(b)(96)(iii)(B)(11)(ii) & (iii) of Regulation S-K.

The Company confirms that, based on the assessments performed to date, the Company and the QP believe that the Company’s resource estimates are currently economic. In response to the Staff’s comment, the modifying factors (current commodity prices, current operating costs, and current estimated mining and metallurgical recoveries) were utilized in a high-level financial model which generated a positive NPV, thus establishing that the resource estimates are currently economic. Please see page 67 of the Registration Statement and pages 1-13, 11-7 and 19-1 of the Initial Assessment Report whereby amendments have been made.

Exhibits

2.  We note your response to prior comment 6, including your revised disclosure at page 50 stating that the exclusive forum provision in your Bylaws will not apply to any actions brought under the Exchange Act. Please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company has amended the exclusive forum provision in Article VII, Section 7.06 of its Bylaws to expressly state that the provision will not apply to any actions brought under the Exchange Act. A copy of the Company’s Amended and Restated Bylaws is included as Exhibit 3.2 to the Registration Statement. Please see page 24 of Exhibit 3.2. The Company will include a reference to this exclusion in any future disclosures to investors pertaining to the exclusive forum provision contained in its Amended and Restated Bylaws.

3.  Please file as exhibits any written compensatory arrangements with your directors, or tell us why you are not required to do so. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Copies of the appointment letters relating to the Company’s non-management directors have been included as Exhibits 10.10, 10.11, 10.12 and 10.13 to the Registration Statement.

General

4.  We note your response to prior comment 13. We continue to consider your response and may have additional comments.

The Company acknowledges the Staff’s comment.

Confirming our phone conversation with the Staff, the Company plans to file a Form 8-A to register the CDIs following the effectiveness of the Registration Statement.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (312) 861-3730 or Christopher Lapp at (202) 835-6251.

Very truly yours,

Craig A. Roeder

cc:   Paul Weibel

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